UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 42)

Genomic Health, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

July 28, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 37244C101	Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,422,126 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,422,126 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,422,126 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 84,515 shares of the common stock of Genomic Health, Inc. (the “Issuer”) underlying options directly held by Julian C. Baker, 76,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 41,023 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,678 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 37,072,397 shares of the Issuer’s common stock outstanding as of April 30, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 9, 2019.

Page 2 of 12 Pages

CUSIP No. 37244C101	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,422,126 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,422,126 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,422,126 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 84,515 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 76,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 41,023 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,678 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 37,072,397 shares of the Issuer’s common stock outstanding as of April 30, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019.

Page 3 of 12 Pages

CUSIP No. 37244C101	Page 4 of 12 Pages

1		NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,596,023 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,596,023 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,596,023 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 84,515 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 76,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 41,023 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,678 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 37,072,397 shares of the Issuer’s common stock outstanding as of April 30, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019.

Page 4 of 12 Pages

CUSIP No. 37244C101	Page 5 of 12 Pages

1		NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,596,023 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,596,023 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,596,023 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 84,515 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 76,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 41,023 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,678 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 37,072,397 shares of the Issuer’s common stock outstanding as of April 30, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019.

Page 5 of 12 Pages

CUSIP No. 37244C101	Page 6 of 12 Pages

1		NAMES OF REPORTING PERSONS FBB Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,897
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,897
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 37,072,397 shares of the Issuer’s common stock outstanding as of April 30, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019.

Page 6 of 12 Pages

Amendment No. 42 to Schedule 13D

This Amendment No. 42 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, and FBB Associates (“FBB”, and together with the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker, collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), 667, L.P. (“667”), Baker Bros. Investments, L.P. (“Baker Bros. Investments”), Baker Bros. Investments II, L.P. (“Baker Bros. Investments II”), and Baker/Tisch Investments, L.P. (“Baker Tisch”, and together with Life Sciences, 14159, 667, Baker Bros. Investments and Baker Bros. Investments II, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may, subject to the limitations described Item 6 hereof, dispose of additional securities of the Issuer or purchase securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and may acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below), or otherwise) or may, subject to the limitations described Item 6 hereof, dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 7 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 42 are incorporated herein by reference. Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of common stock such holdings represent. The information set forth below is based upon 37,072,397 shares of common stock outstanding as of April 30, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Shares	Percentage of Class Outstanding
Baker Bros. Investments, L.P.	116,492	0.3%
Baker Bros. Investments II, L.P.	8,866	0.0%
667, L.P.	1,165,298	3.1%
Baker Brothers Life Sciences, L.P.	7,590,061	20.5%
14159, L.P.	200,864	0.5%
Baker/Tisch Investments, L.P.	130,064	0.4%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds. Julian C. Baker and Felix J. Baker are also the sole partners of FBB, a general partnership, and as such may be deemed to be beneficial owners of shares of common stock directly held by FBB.

Julian C. Baker and Felix J. Baker are directors of the Issuer. Julian C. Baker serves as the Chair of the Nominating and Corporate Governance Committee and Felix J. Baker serves as the Chair of the Compensation Committee and serves on the Science & Technology Committee of the Issuer’s Board.

On June 14, 2019, Felix J. Baker and Julian C. Baker each received 955 restricted stock units (each an “RSU”) and 6,583 options to purchase common stock of the Issuer (“Stock Options”) pursuant to the Issuer's 2005 Stock Incentive Plan (“Stock Incentive Plan”). The RSUs and Stock Options fully vest on the earlier of the first anniversary of the date of grant or immediately prior to the Issuer's next annual meeting of stockholders.

On July 1, 2019, Felix J. Baker and Julian C. Baker each received 212 shares of restricted stock of the Issuer (“Restricted Stock”) pursuant to the Stock Incentive Plan in lieu of $12,500 in director retainer fees, respectively. The shares of Restricted Stock are fully vested.

Felix J. Baker and Julian C. Baker serve on the Issuer’s Board as representatives of the Funds. Due to the agreements and policies of the Funds, Felix J. Baker and Julian C. Baker do not have any right to receive any profits from any securities received as compensation for serving as Directors of the Issuer and therefore have no pecuniary interest in the common stock, Restricted Stock or Stock Options received by Felix J. Baker or Julian C. Baker as director compensation. Certain of the Funds are entitled to the pecuniary interest in such common stock, Restricted Stock and Stock Options as each holds an indirect pecuniary interest. Felix J. Baker and Julian C. Baker, solely as a result of their ownership interest in the general partners of the general partners of the Funds, may be deemed to have an indirect pecuniary interest in such common stock, Restricted Stock and Stock Options (i.e. no direct pecuniary interest).

Page 8 of 12 Pages

The Adviser has voting and investment power over the common stock, Restricted Stock and Stock Options held by Julian C. Baker and Felix J. Baker received as director compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such common stock, Restricted Stock and Stock Options held by Julian C. Baker and Felix J. Baker received as director compensation.

(c) Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of 14159 Capital (GP), LLC.

Certain securities of the Issuer are held directly by FBB, a general partnership of which the sole partners are Julian C. Baker and Felix J. Baker.

Certain securities of the Issuer are held directly by Baker Bros. Investments, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Bros. Investments II, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Tisch, a limited partnership the sole general partner of which is Baker/Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker/Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker/Tisch Capital (GP), LLC.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

 On July 28, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Exact Sciences Corporation (“Exact Sciences”), and Spring Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Exact Sciences (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, at the closing, Merger Sub will merge with and into the Issuer, with the Issuer surviving (the “Surviving Corporation”) as a wholly owned subsidiary of Exact Sciences (the “Merger”).

Page 9 of 12 Pages

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock of the Issuer will be converted into the right to receive (i) $27.50 in cash, without interest (the “Cash Consideration”) and that number of shares of Exact Sciences common stock  equal to (i) 0.36854, if the average of the volume-weighted average prices per share of Exact Sciences common stock on the Nasdaq Stock Market for each of the fifteen consecutive trading days ending immediately prior to the closing date (the “measurement price”) is equal to or greater than $120.75, (ii) an amount equal to the quotient obtained by dividing $44.50 by the measurement price if the measurement price is greater than $98.79 but less than $120.75, and (iii) 0.45043, if the measurement price is equal to or less than $98.79, less any applicable withholding taxes.as determined pursuant to the exchange ratio described in the Merger Agreement (“Merger Consideration”).

As of the Effective Time, each outstanding Stock Option granted to a non-employee director of the Issuer, including Julian C. Baker and Felix J. Baker, whether or not vested will be canceled in exchange for the right to receive the Merger Consideration in an amount based on the spread between the Merger Consideration and the per share exercise price under such Stock Options, less applicable tax withholding. In addition, as of the Effective Time, each outstanding RSU granted to a non-employee director of the Issuer will be canceled in exchange for the right to receive the Merger Consideration in respect of each share of Common Stock subject to such award.

The Merger Agreement includes termination provisions for both the Issuer and Exact Sciences. The Merger Agreement provides that the Issuer will be required to pay Exact Sciences a termination fee equal to $92.4 million if the Merger Agreement is terminated (i) by the Issuer to enter into an agreement in respect of a superior proposal as described above or (ii) by Exact Sciences prior to the approval of the Merger Agreement by stockholders of the Issuer if (A) the Board withdraws its recommendation in favor of the adoption of the Merger Agreement, (B) the Issuer or the Board fails to include its recommendation in favor of the adoption of the Merger Agreement in the proxy statement for the transaction or (C) the Board fails to publicly reaffirm its recommendation in favor of the adoption of the Merger Agreement in certain circumstances or fails to recommend against an alternative transaction that is a tender offer or exchange offer. The termination fee is also payable by the Issuer to Exact Sciences if the Merger Agreement is terminated in certain circumstances and, within twelve (12) months of such termination, the Issuer (i) consummates an alternative change of control proposal or (ii) enters into a definitive agreement with respect to, and subsequently consummates, an alternative change of control proposal.

On July 28, 2019, concurrently with the execution of the Merger Agreement, Felix J. Baker, Julian C. Baker, FBB and the Funds entered into voting agreements with Exact Sciences (each, a “Voting Agreement”) pursuant to which, among other things and subject to the terms and conditions therein, such stockholders agreed, in their capacities as holders of shares of the Issuer, to vote all shares of the Issuer beneficially owned by such stockholders at the time of the stockholder vote on the Merger in favor of adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, including the Merger, and any other matter necessary to consummate such transactions, and not to vote in favor of, or tender their shares of the Issuer into, any competing offer or acquisition proposal.  In addition, each stockholder party to a Voting Agreement waived appraisal rights and provided an irrevocable proxy to Exact Sciences to vote in favor of the Merger, including by voting for the adoption of the Merger Agreement.  Pursuant to the Voting Agreements, 667 and Life Sciences are prohibited from transferring any shares of common stock of the Issuer or other voting capital stock of the Issuer and any securities convertible into or exercisable or exchangeable for shares of common stock of the Issuer.

Page 10 of 12 Pages

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreements, which are incorporated by reference as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Form of Voting Agreement, dated July 28, 2019, by and among Exact Sciences, 667 and Life Sciences (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2019).
99.2	Form of Voting Agreement, dated July 28, 2019, by and among Exact Sciences, Baker Bros. Investments I, Baker Bros. Investments II, Baker Tisch and 14159 (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2019).
99.3	Form of Voting Agreement, dated July 28, 2019, by and among Exact Sciences, Felix J. Baker, Julian C. Baker and FBB (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2019).
99.4	Merger Agreement, dated July 28, 2019, by and among Exact Sciences, Spring Acquisition Corporation and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2019).

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2019

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

Page 12 of 12 Pages